# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### January 12, 2012

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

## Telecom Corporation of New Zealand Limited

### File No. 1-10798 - CF#27364

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Telecom Corporation of New Zealand Limited submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on September 13, 2011.

Based on representations by Telecom Corporation of New Zealand Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 4.13 | through July 1, 2012 |
| Exhibit 4.17 | through December 31, 2019 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Kathleen Krebs
Special Counsel